U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

February 24, 2012

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Ms. Cole:

The purpose of this letter is to respond to oral comments provided to Kevin Christy of K&L Gates LLP on October 17, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 36 to its Registration Statement on Form N-1A (the “Registration Statement”).  PEA No. 36 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on August 15, 2011, and became effective on October 28, 2011.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus (All Funds)

1.
Each Fund includes investments in other investment companies in its Principle Investment Strategy and provides a related risk in its Principle Risks disclosure.  Please confirm whether Acquired Fund Fees and Expenses (“AFFE”) will be included in each Fund’s Annual Fund Operating Expenses table.

The Trust responds by confirming that each Fund intends to invest in other investment companies as part of its principal investment strategy and incur the related AFFE. However, the Trust cannot determine at this time whether such AFFE for any specific Fund will exceed 0.01% and therefore be required to be included in such Fund's Annual Fund Operating Expenses table. For this reason, the Trust has not included AFFE in the Funds' Annual Fund Operating Expenses table, but confirms that, if AFFE for a Fund exceeds 0.01% in the future, the Trust will include a separate line item for those AFFE expenses in the Fund’s Annual Fund Operating Expenses table.

2.	Each Fund discloses that it may hold short-term debt instruments. Please confirm that the Funds will not invest in any longer-term debt instruments or provide additional disclosure as applicable.

The Trust responds by confirming that the Funds will only invest in short-term debt instruments.

3.
Each Fund describes credit default swaps in its “Derivatives Risk” disclosure included in the Principle Risks.  If the Funds may invest in credit default swaps, please consider providing additional disclosure relating to whether each Fund will cover the notional amount of such credit default swaps.

The Trust responds by stating the Funds will not invest in credit default swaps and further responds by removing reference to credit default swaps in the noted disclosure.

4.	Please include the “Small- and/or Mid-Capitalization Company Risk” only in Funds whose Principle Investment Strategy disclosure specifically mentions investment in such companies.

The Trust responds by noting that the Direxion All Cap Insider Sentiment Shares, Direxion S&P RC 1500® Volatility Response Shares and Direxion S&P RC 600® Volatility Response Shares each includes the referenced risk disclosure, but in each instance the Fund also describes investment in such capitalization companies as part of the index description included in the Principle Investment Strategy.

Prospectus (Direxion S&P RC 1500® Volatility Response Shares, Direxion S&P RC 600® Volatility Response Shares and Direxion S&P RC 500® Volatility Response Shares)

5.
Based on the disclosure in the Funds’ Principle Investment Strategy, which states that a Fund’s underlying index may include components with exposure to securities that exceeds 100%, please consider adding additional risk disclosure relating to the use of a leveraged index.

The Trust responds by adding the requested risk disclosure.

6.
Each Fund’s Principle Investment Strategy states that its underlying index may include expected finance charges associated with gaining exposure to securities over 100%.  Please consider including such charges in each Fund’s Annual Operating Expense table.

The Trust responds by noting that the financing charges referred to are not accounted for as being an annual operating expense of the Funds, but instead are calculated as part of the overall return of the Fund’s portfolio.  The Trust further notes that this accounting method is currently utilized by the Trust’s many “3X Bull” and “3X Bear” funds in similar circumstances.  Additionally, the Trust responds by revising the referenced disclosure to clarify the accounting standard.

Prospectus (Direxion S&P Latin America 40 RC Volatility Response Shares)

7.
The Fund’s description of its underlying index in the Principle Investment Strategy states that the constituents of the index capture 70% of their total market capitalization.  Consider clarifying whether that 70% reference is to each individual market or an overall calculation.

The Trust responds by revising the referenced disclosure for clarity.

8.
Because the Fund includes “Concentration Risk” as a principle risk, please provide disclosure relating to the concentration in the Principle Investment Strategy or, if the underlying index is not concentrated at present, consider whether the risk should be considered a principle risk.

The Trust responds by removing the referenced risk disclosure because the underlying index is not concentrated.

Statement of Additional Information

1.	Please consider revising the disclosure relating to the Funds’ concentration policy included under the heading “Investment Restriction.”

The Trust will consider such revisions for future new series of the Trust.  In addition, the Principal Investment Strategy disclosure in the Prospectus for each Fund clearly states “The Fund will concentrate its investment in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.”

*     *     *     *     *     *

We trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Kevin Christy at (202) 778-9195 at K&L Gates LLP or Adam Henkel at U.S. Bancorp Fund Services, LLC at (414) 765-5598.

Sincerely,

Direxion Shares ETF Trust

/s/ Daniel D. O’Neill

Name: Daniel D. O’Neill
Title:  President

cc:           Robert J. Zutz, K&L Gates LLP
Francine J. Rosenberger, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC
Adam R. Henkel, U.S. Bancorp Fund Services, LLC